MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

June 19, 2006

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

June 19, 2006 to the Toronto Stock Exchange and the American Stock Exchange, being the only exchanges upon which the shares of the Company are listed, as well as through CNN and other approved public media including filing on SEDAR.

Item 4	Summary of Material Change

The Company announced the results of an updated resource estimate for the El Dorado gold project, El Salvador.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. is very pleased to announce the results of an updated resource estimate for its El Dorado gold project, El Salvador. Highlights of the new resource estimate include:

  Total measured and indicated resources and proven and probable reserves at the El Dorado project of 1,222,000 million gold equivalent ounces, plus a further 115,000 gold equivalent inferred resource ounces.
  Indicated resources at the South Minita deposit of 350,000 gold equivalent ounces plus a further 77,000 gold equivalent inferred resource ounces.

The impetus for the updated resource estimate was primarily to quantify the gold and silver ounces at the South Minita deposit, the subject of an 18-month long definition drilling program at El Dorado that was recently completed. The resources below are tabulated using a gold equivalent, rather than a gold-only cutoff grade as was historically used at El Dorado, in order to more realistically represent the combined gold and silver aspects of these deposits. In the case of the Minita deposit, the estimate includes a small number of new recently drilled holes. The Coyotera and Nueva Esperanza deposits were re-tabulated using the gold-equivalent cutoff.

El Dorado Project Resources (as of June 19, 2006)
Deposit	Resource Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
South Minita	Indicated	1,070,900	9.25	318,400	63.99	2,203,000	10.16	349,900
	Inferred	302,800	7.20	70,100	48.23	470,000	7.89	76,800

Minita	Measured	614,100	12.23	241,500	80.59	1,591,200	13.39	264,300
	Indicated	1,175,100	9.65	364,400	58.16	2,197,300	10.47	395,700
	Total M&I	1,789,200	10.53	605,900	65.86	3,788,500	11.47	660,000
	Inferred	78,400	10.39	26,200	67.44	170,000	11.39	28,700

Coyotera	Measured	166,000	7.86	42,100	57.79	309,000	8.69	46,500
	Indicated	501,000	7.15	115,200	58.68	945,000	7.99	128,700
	Total M&I	667,000	7.34	157,300	58.48	1,254,000	8.17	175,200
	Inferred	19,000	5.83	3,600	72.12	44,000	6.86	4,200

Nueva Esperanza	Indicated	183,000	5.77	33,900	30.47	179,000	6.20	36,400

	Inferred	29,000	4.67	4,300	35.49	33,000	5.17	4,800

TOTAL MEASURED & INDICATED ALL DEPOSITS		3,710,100	9.35	1,115,500	62.24	7,424,500	10.24	1,221,500
TOTAL INFERRED ALL DEPOSITS		429,200	7.55	104,200	51.96	717,000	8.30	114,500
Notes:
1) Resources based on a gold equivalent cut-off grade of 4.0 g AuEq/t
2) Gold equivalents based upon a silver to gold ratio of 70:1
3) The Minita resource is INCLUSIVE of the reserves stated below

The resources above were estimated by interpreting drill intercepts in cross section, coding samples, capping assays, compositing to vein thicknesses, and estimating grades and thicknesses of each of the veins into a three dimensional grade thickness model. Each of the three veins at the Minita deposit and ten veins at the South Minita deposit were estimated separately. Readers are referred to the Regulatory Footnotes below for further NI 43-101 disclosure.

A portion of the Minita resources were converted to proven and probable reserves in a pre-feasibility study for the El Dorado deposit conducted in January 2005 (see news release #05-01 dated January 27, 2005 for details of the assumptions used in this reserve calculation, and NI 43-101 disclosure in the Regulatory Footnotes section below for further information). The following reserve table outlines that portion of the Minita resource which has been converted to reserves:

El Dorado Project Proven & Probable Reserves (as of January 21, 2005)
Reserve Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
Proven	711,949	10.09	230,908	68.30	1,563,425	11.06	253,242
Probable	892,934	9.05	259,850	54.85	1,574,591	9.84	282,344

Total	1,604,883	9.51	490,758	60.82	3,138,016	10.38	535,586

Notes:
1) El Dorado Project proven and probable reserves at 5 g/t equivalent gold cut-off grade.
2) Based upon US$350 gold and US$5.00/oz silver market price.
3) Values shown in table are diluted and do account for mining recovery.

These reserves have been calculated in accordance with NI 43-101, which differs significantly from the requirements for reserve disclosure under U.S. Securities and Exchange Commission Industry Guide 7. Industry Guide 7 requires a "final" or "bankable" feasibility study to make reserve disclosure. The NI 43-101 Proven & Probable Reserves reported above are not considered reserves under U.S. Securities and Exchange Commission Industry Guide 7. Readers are referred to the Cautionary Note to U.S. Investors under "Regulatory Footnotes" below.

A full feasibility study based on the increased El Dorado resource estimate and including aspects of the mine plan outlined in the January 2005 pre-feasibility study has been initiated to investigate the economics of mining the El Dorado project at much higher throughput rates. Pacific Rim believes that the resource ounces outlined above will support an expanded El Dorado operation with annual gold production significantly higher than that envisioned in the January 2005 pre-feasibility study, while maintaining operating costs at or about $163 per ounce as estimated in the pre-feasibility study. The full feasibility study is expected to be completed in late 2006.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations

(604) 689-1976

Item 8	Date of Report

June 19, 2006.